UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                        SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT of 1934
                  (AMENDMENT NO.      )*

                     Windmere Corporation
                     (NAME OF ISSUER)

                  Common Stock, $.10 par value
                 (TITLE OF CLASS OF SECURITIES)

                          973411101
                       (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |_X_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 973411101        13G          PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Rockefeller & Co., Inc.
          I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable           (a)       |_|
                                   (b)       |_|

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                    5      SOLE VOTING POWER
NUMBER OF                     878,700

SHARES              6      SHARED VOTING POWER
                              Not applicable.
BENEFICIALLY
                    7      SOLE DISPOSITIVE POWER
OWNED BY                      878,700

EACH REPORTING      8      SHARED DISPOSITIVE POWER
                              Not applicable.
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          878,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.2%

12   TYPE OF REPORTING PERSON*
          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

                                     PAGE 3 of 5 PAGES

Item 1(a).  Name of Issuer:

            Windmere Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5980 Miami Lakes Drive
            Miami Lakes, FL  33014

Item 2(a).  Name of Person Filing:

            Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

            30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock, $.10 par value

Item 2(e).  CUSIP Number:

            973411101

Item 3.     If this statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment Company registered under Section 8 of the
            Investment Company Act,

(e)  X      Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
            Security Act of 1974 or Endowment Fund;
            see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
            Rule 13d-1(b)(ii)(G),

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                       PAGE 4 of 5 PAGES


Item 4.     Ownership

            As of December 31, 1995:

       (a)  Amount Beneficially Owned:

            878,700

       (b)  Percent of Class:

            5.2%

       (c)  Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote 878,700,

           (ii) shared power to vote or to direct the vote -0-,

           (iii)sole power to dispose or to direct the disposition of 878,700,

           (iv) shared power to dispose or to direct the disposition of -0-.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Rockefeller & Co., Inc. ("R&Co.") is making this filing on behalf of certain clients for which it is the investment manager (collectively, the "R&Co. clients"). Each of these R&Co.
clients, individually, owns less than 5% of this security.

                                       PAGE 5 of 5 PAGES

Each of these R&Co. clients has executed investment management agreements granting R&Co. the right to exercise full discretion with respect to all matters relating to the stock of the Issuer held by them (including sole voting and dispositive power). Thus, while R&Co. is for purposes of this filing regarded as the beneficial owner of the shares of the Issuer held by each of the R&Co. clients, each of the R&Co. clients has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by each of them.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1996
(Date)

/S/David A. Strawbridge
(Signature)

David A. Strawbridge, Vice President
(Name/Title)